Prudential Investment Portfolios, Inc. 17
Prudential Short Duration Multi-Sector Bond Fund

AMENDMENT TO MANAGEMENT AGREEMENT

Amendment to Management Agreement made this 8th day of December, 2017 between Prudential Investment Portfolios, Inc 17 (PIP 17), on behalf of its series, Prudential Short Duration Multi-Sector Bond Fund (the Fund), and PGIM Investments LLC (the Manager) (formerly, Prudential Investments LLC).

WHEREAS, PIP 17 and the Manager have mutually agreed to reduce the management fee rate pursuant to which PIP 17 compensates the Manager for the services provided by the Manager to the Fund under the Management Agreement;

NOW THEREFORE, the parties mutually agree as follows:

1. Effective as of January 1, 2018, the management fee rate schedule appearing in Schedule A to the Management Agreement is hereby deleted in its entirety and is replaced with the following new management fee rate schedule applicable to the Fund:

0.390% on average daily net assets up to $5 billion;
0.380% on average daily net assets over $5 billion.

2. The Management Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

PRUDENTIAL INVESTMENT PORTFOLIOS, INC. 17

By: /s/ Scott E. Benjamin
Name: Scott E. Benjamin
Title: Vice President

PGIM INVESTMENTS LLC

By: /s/ Stuart S. Parker
Name: Stuart S. Parker

Title: President